Contact

www.linkedin.com/in/c-swartzbaugh (LinkedIn)

Carrie Swartzbaugh

Chief Executive Officer at The Tarpestry Co
Boone, North Carolina, United States

Experience

The Tarpestry Co
Chief Executive Officer
2016 - Present

Education

Appalachian State University
Bachelor of Arts, Advertising · (2002 - 2008)